UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ABS LONG/SHORT STRATEGIES FUND

(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Founders’ Shares

(Title of Class of Securities)

00385P 109

(CUSIP Number of Class of Securities)

Laurence K. Russian

ABS Investment Management LLC

2187 Atlantic Street, Suite 604

Stamford, Connecticut 06902

(203) 618-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Philip B. Sineneng

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215-6101

(614) 469-3217

February 2, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

ABS Long/Short Strategies Fund (the “Fund”) is offering to purchase up to 25% of the net asset value, calculated prior to shares tendered pursuant to this tender offer (the “Net Asset Value”), of the Fund’s shares of beneficial interest (“Shares”) that are tendered by shareholders of the Fund (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Offer is being made to all Shareholders.

The Net Asset Value of the Shares will be calculated for this purpose as of March 31, 2026 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares). The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares. A Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares. If all of a Shareholder’s Shares are repurchased, that Shareholder will cease to be a Shareholder. A Shareholder who tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000 will be permitted to remain a Shareholder in the Fund only if the Fund’s Chief Executive Officer or Principal Financial Officer, in his sole discretion, signs a written waiver of the investment minimum.

Each Shareholder who has tendered all of its Shares and such Shares have been accepted for purchase by the Fund in a repurchase offer will receive cash in an amount not less than 95% of the unaudited Net Asset Value of such Shareholder's repurchased Shares, determined as of the Valuation Date (the “Initial Payment”). Such payment will be made within 65 days after the repurchase offer acceptance deadline. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from the underlying funds held by the Fund (the “Portfolio Funds”), or unusual market conditions result in a delay, the Final Payment will generally be made within 2 business days of the completion of the next annual audit of Shares by the Fund's independent registered public accountant. Shareholders who tender only a portion of their Shares, and such Shares have been accepted for purchase by the Fund in a repurchase offer, will receive cash in an amount equal to 100% of the unaudited NAV of such Shareholder's repurchased Shares, within 65 days of the repurchase offer acceptance. The escrow agent will make the Initial Payment and the Final Payment out of an escrow account created for such purpose. Any interest earned on the escrow account will be paid to the Fund.

If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings.  The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on March 3, 2026 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares.  Shareholders will also have the right to withdraw tenders of their Shares at any time after forty (40) business days from the commencement of the Offer if their Shares have not yet been accepted for purchase by the Fund on or before that date.

If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) fax it to the Fund at (816) 860-3140, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE SHAREHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME, ON THE EXPIRATION DATE. The value of Shares is expected to change between November 30, 2025 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at (877) 499-9990 or at the address or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on the Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”) until the Valuation Date.

ITEM 2.	ISSUER INFORMATION

(a) The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Shares are registered under the Securities Act of 1933, as amended. The principal executive office of the Fund is located at 235 West Galena Street, Milwaukee, Wisconsin 53212 and its telephone number is (877) 499-9990.

(b) The title of the securities that is the subject of the Offer is Founders’ Shares. As of the close of business on December 1, 2025, there were approximately 2,335,994 outstanding Shares of the Founders’ Shares, and the net asset value of the Fund was approximately $257,658,397. Subject to the terms set forth in the Offer, the Fund will purchase up to 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date), that are tendered by Shareholders and not withdrawn as described above in Item 1.

(c) Shares are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Amended and Restated Agreement and Declaration of Trust dated September 24, 2015 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is ABS Long/Short Strategies Fund. The Fund’s principal executive office is located at 235 West Galena Street, Milwaukee, Wisconsin 53212 and its telephone number is (877) 499-9990. The investment adviser of the Fund is ABS Investment Management LLC (the “Adviser”). The controlling principals of the Adviser are Laurence K. Russian and Guilherme R. Valle. The principal executive office of the Adviser is located at 2187 Atlantic Street, Suite 604, Stamford, Connecticut 06902 and its telephone number is (203) 618-3700.

The Fund’s Trustees are Laurence K. Russian, Bruce Beaty and Richard L. Latto. The Fund’s Principal Executive Officer is Laurence K. Russian and its Principal Financial Officer is John Mulfinger. The address of the Trustees and the officers is C/O ABS Long/Short Strategies Fund, 235 West Galena Street, Milwaukee, Wisconsin 53212.

As of December 1, 2025, ABS Investment Management LLC, beneficially owned less than one percent (<1%) of the Fund’s outstanding Shares. As principals of the Adviser, Laurence K. Russian and Guilherme R. Valle have an indirect beneficial interest in Shares. Additionally, Laurence K. Russian and Guilherme R. Valle have a direct beneficial interest in Shares. Laurence K. Russian and Guilherme R. Valle have a combined interest in less than one percent (<1%) of the Fund’s outstanding Shares.

As of December 1, 2025, Operating Engineers Local 324 Pension Fund, with an address of 700 Tower Drive, Suite 300, Troy, MI 48098, owned 33.53% of the Fund’s outstanding Shares and may be deemed to control the Fund. Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase up to 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date) that are tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn. The Offer is being made to all Shareholders.

(ii) The purchase price of Shares tendered to and accepted by the Fund for purchase will be their Net Asset Value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

Shareholders may tender all or a portion of their Shares (defined as a specified dollar value or as a number of Shares). The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares. A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares. If all of a Shareholder’s Shares are repurchased, that Shareholder will cease to be a Shareholder. A Shareholder who tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000 will be permitted to remain a shareholder in the Fund only if the Fund’s Chief Executive Officer or Principal Financial Officer, in his sole discretion, signs a written waiver of the investment minimum.

Each Shareholder who has tendered all of its Shares and such Shares have been accepted for purchase by the Fund in a repurchase offer will receive cash in an amount not less than 95% of the unaudited Net Asset Value of such Shareholder's repurchased Shares, determined as of the Valuation Date (the “Initial Payment”). Such payment will be made within 65 days after the repurchase offer acceptance deadline. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will generally be made within 2 business days of the completion of the next annual audit of Shares by the Fund's independent registered public accountant. Shareholders who tender only a portion of their Shares, and such Shares have been accepted for purchase by the Fund in a repurchase offer, will receive cash in an amount equal to 100% of the unaudited NAV of such Shareholder's repurchased Shares, within 65 days of the repurchase offer acceptance. The escrow agent will make the Initial Payment and the Final Payment out of an escrow account created for such purpose. Any interest earned on the escrow account will be paid to the Fund.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Shares as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares accepted for purchase by the Fund will be the Net Asset Value thereof as of March 31, 2026 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time, on the Expiration Date, and if such Shares have not yet been accepted for purchase by the Fund, at any time after forty (40) business days from the commencement of the Offer.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M., Eastern Time, on the Expiration Date.

Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or the address set forth within Item 2., Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

Any Shareholder tendering Shares pursuant to the Offer may withdraw such tender as described in Item 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140, so that it is received no later than the Expiration Date. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(ix) Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer is less than or equal to 25% of the Net Asset Value of the Shares (based on the Net Asset Value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer exceeds 25% of the Net Asset Value of Shares (based on the Net Asset Value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

(x) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Shares pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

(a)(2) Not applicable.

(b) The Offer is open to all Shareholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer. Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; and (5) Form of Letter from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares, are attached hereto as Exhibits A,B,C,D, and E, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Shareholder. Because there is no secondary trading market for Shares and transfers of Shares are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund (or a Trustee or executive officer of the Fund), the Adviser, or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund previously offered to repurchase Shares as of December 31, 2025. Based on the net asset value per Share as of November 30, 2025, approximately 139,524 Founders’ Shares will be tendered pursuant to the December 31, 2025 offer.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 25% of the Shares’ Net Asset Value (based on the Net Asset Value per Share as of the Valuation Date), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See Item 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER

(a)	As of December 1, 2025, the Fund, the Adviser, any Trustee, any executive officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares:[1]

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
ABS Investment Management LLC	Adviser and direct Shareholder;	1,644	Less than 1%
Laurence K. Russian	Trustee, Chief Executive Officer and President of the Fund; Managing Member, Portfolio Manager, controlling principal of the Adviser and direct Shareholder	4,862[2]	Less than 1%[2]
John Mulfinger	Principal Financial Officer, Treasurer, and Secretary of the Fund; Partner and Accounting Manager of the Adviser.	6[2]	Less than 1%[2]
Guilherme R. Valle	Controlling principal of the Adviser and direct Shareholder	1,785[2]	Less than 1%[2]
David J. Finn	Chief Financial Officer of the Adviser	14[2]	Less than 1%[2]
Operating Engineers Local 324 Pension Fund	Shareholder	783,308	33.53%

[1]	Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.
[2]	Messrs. Russian, Mulfinger, Valle, and Finn have an indirect beneficial interest in Shares held in the name of the Adviser because of their control over the management of the Adviser. Additionally, Messrs. Russian and Valle have a direct beneficial interest in Shares.

(b) The Fund issues and repurchases Shares in the ordinary course of business. Otherwise, there have been no transactions known to the Fund involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) The Fund commenced operations on January 4, 2016. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited Financial Statements for the year ended April 30, 2024, previously filed with the SEC on Form N-CSR on July 8, 2024 and amended on September 13, 2024; and

Unaudited Financial Statements for the semi-annual fiscal period ended October 31, 2024, previously filed with the SEC on Form N-CSRS on January 10, 2025; and

Audited Financial Statements for the year ended April 30, 2025, previously filed with the SEC on Form N-CSR on July 2, 2025; and

Unaudited Financial Statements for the semi-annual fiscal period ended October 31, 2025, previously filed with the SEC on Form N-CSRS on January 2, 2026.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share of Founders’ Shares $110.2992 on November 30, 2025.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.
F.	FILING FEES. Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund

By:	/s/ Laurence K. Russian
	Name:	Laurence K. Russian
	Title:	President and Chief Executive Officer

February 2, 2026

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	The Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.
F.	FILING FEES. Calculation of Filing Fee Tables.